June 30, 2016

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4628 Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Mr. Timothy S. Levenberg Ms. Anuja A. Majmudar

Re:	Superior Drilling Products, Inc. Registration Statement on Form S-3, File No. 333-210390

Dear Mr. Schwall, Mr. Levenberg and Ms. Majmudar:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Superior Drilling Products, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-210390), together with all exhibits thereto, which was initially filed on March 24, 2016 (the “Registration Statement”).

As noted in Comment No. 1 to your letter to the Company dated April 18, 2016, the Company is not currently eligible to use Form S-3 due to the late filing of a Current Report on Form 8-K in December 2015. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at chrisc@teamsdp.com, with a copy to Kevin J. Poli of Porter Hedges LLP, via email at kpoli@porterhedges.com or via facsimile at (713) 226-6282.

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U.S. Securities and Exchange Commission

June 30, 2016

If you have any questions regarding this application, please contact Kevin J. Poli of Porter Hedges LLP by telephone at (713) 226-6682. Thank you for your attention to this matter.

Very truly yours,

/s/ Christopher Cashion

Christopher Cashion

Chief Financial Officer

cc:	Robert G. Reedy, Porter Hedges LLP

Kevin J. Poli, Porter Hedges LLP